BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

BMC INDUSTRIES ANNOUNCES BOARD OF DIRECTORS APPOINTMENTS

Oct. 16, 2002 - MINNEAPOLIS - BMC Industries, Inc. (NYSE: BMM), today announced the appointment of Robert Endacott, Morris Goodwin, Jr., and Alan Longstreet to its board of directors. Douglas C. Hepper, chairman, president and chief executive officer of BMC Industries, also announced the retirement of Joe Davis, the former president and chief executive officer of Natural Health Enterprises, Inc., from BMC Industries' board.

"I am pleased to welcome our three new board members. Their appointment means six of the seven board positions at BMC are filled by outside board members. Equally important, this mix will allow us to leverage considerable business achievements as we work hard to build a strong, growing and profitable company," said Hepper. "Speaking for everyone who knows Joe Davis, we will miss his wise counsel. And while I have not had the pleasure of working with Joe Davis very long, I greatly appreciate his contribution and the insights he has brought to BMC over the two decades that he has served the company."

Messrs. Endacott, Goodwin, Jr., and Longstreet will fill three vacancies on the board of directors resulting from Mr. Davis' retirement, the resignation earlier this year of Paul B. Burke, former chairman and chief executive officer of the company, and an increase in the overall number of directors from six to seven.

Background on the three new board members:

  Robert Endacott is the founder and principal of CMR Partners, LLC, a corporate finance advisory firm based in Miami. Endacott has extensive domestic and international experience in mergers and acquisitions, investment banking, corporate development and strategic planning. He is the former vice chairman and director of Aqua-Chem, Inc., in Milwaukee. Prior to Aqua-Chem, he was a managing director with the Armand Group, an investment and merchant banking firm. He has also served as a senior vice president with GE Capital Corporate Finance Group, vice president and director with RBC Dominion Securities in Canada, and president and CEO of Tiger Financial Services Group in Chicago.

  Morris Goodwin, Jr. is the executive vice president and chief financial officer of Vivius, Inc., an innovative healthcare provider. He has more than 20 years of financial experience in various industries, including investment management, financial services, e-commerce and commercial and investment banking. Most recently, Goodwin served as senior vice president and treasurer at Deluxe Corp. He has also served as vice president and corporate treasurer of American Express Financial Advisors in Minneapolis.

  Alan Longstreet is a 30-year veteran of H.B. Fuller, a worldwide manufacturer and marketer of adhesives, sealants, coatings, paints and other specialty chemical products. In his current role as president and group manager of H.B. Fuller North America, he oversees the North American adhesives business of the company. He joined H.B. Fuller as a sales person and has held numerous positions, as well as having extensive domestic and international operations experience. He has been an officer of H.B. Fuller for 17 years.

About BMC Industries

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products. The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs. The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances. The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease Lens trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses. Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc., is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the company's Web site at 190: www.bmcind.com.

Safe Harbor for Forward-Looking Statements

Certain statements in this news release may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in future periods to differ materially from what is currently anticipated. Those risks include, among others, general competitive factors, the company's ability to successfully implement operational improvements in its businesses, the episodic nature of the company's business, and the ability to negotiate additional financing arrangements beyond May 2004. Additional information on these and other risks are detailed further in the company's Annual Report and 10K to shareholders for the year ended December 31, 2001, and from time to time in the company's filings with the Securities and Exchange Commission.

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